Exhibit 12.1
Computation of Consolidated Ratio of Earnings to Fixed Charges and Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Three Months
	Ended
	March 31, 2011	2010	2009	2008	2007	2006
FIXED CHARGES:
Interest Expense on Deposits	10,003	48,608	67,628	95,453	183,113	172,584
Interest Expense on Other Borrowings	4,947	29,824	41,650	53,744	59,064	66,412
Building Rent	7,633	30,094	28,791	25,611	13,549	3,952
Equipment Rent	317	1,294	881	856	990	1,146

Total Blding and Equip Rent	7,950	31,388	29,672	26,467	14,539	5,098

Rental Expense 66.67%	5,300	20,926	19,782	17,646	9,693	3,399
Imputed Interest Expense 33.33%	2,650	10,462	9,890	8,821	4,846	1,699
Interest Capitalized	—	—	—	—	—	—
Preferred Stock Dividends	—	—	1,250	273	—	—
Fixed Charges Excluding Interest on Deposits	7,597	40,286	51,540	62,565	63,910	68,111
Fixed Charges Including Interest on Deposits	17,600	88,894	119,168	158,018	247,023	240,695
Fixed Charges Excluding Interest on Deposits and Including Preferred Stock Dividends	7,597	40,286	52,790	62,838	63,910	68,111
Fixed Charges Including Interest on Deposits and Including Preferred Stock Dividends	17,600	88,894	120,418	158,291	247,023	240,695

EARNINGS:
Net Income (Loss) from Continuing Operations before Taxes	20,951	43,480	(7,377)	61,601	92,213	94,947
Plus: Fixed Charges Excluding Interest on Deposits	7,597	40,286	51,540	62,565	63,910	68,111
Less: Interest Capitalized	—	—	—	—	—	—

	28,548	83,766	44,163	124,166	156,123	163,058

EARNINGS:
Net Income (Loss) from Continuing Operations before Taxes	20,951	43,480	(7,377)	61,601	92,213	94,947
Plus: Fixed Charges Including Interest on Deposits	17,600	88,894	119,168	158,018	247,023	240,695
Less: Interest Capitalized	—	—	—	—	—	—

	38,551	132,374	111,791	219,619	339,236	335,642

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES:
Excluding Interest on Deposits	3.76	2.08	.86	1.98	2.44	2.39
Including Interest on Deposits	2.19	1.49	.94	1.39	1.37	1.39
CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Excluding Interest on Deposits	3.76	2.08	.84	1.98	2.44	2.39
Including Interest on Deposits	2.19	1.49	.93	1.39	1.37	1.39